SUPPLEMENT Dated December 17, 2013
To the Current Prospectus For:

GoldenSelect Genesis I
GoldenSelect Genesis Flex

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account A

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING UPCOMING INVESTMENT PORTFOLIO CHANGES

Please note: The following information only affects you if you currently invest in or plan to invest in a subaccount that corresponds to the investment portfolios referenced below.

CHANGES TO THE ING PIMCO HIGH YIELD PORTFOLIO

Effective on or about the close of business on February 4, 2014:

   The **ING PIMCO High Yield Portfolio** will:
   - Change its name to ING High Yield Portfolio;
   - Change its investment subadviser to ING Investment Management Co. LLC; and
   - Change its investment objective to "Seeks to provide investors with a high level of current income and total return."

As of the date noted above, all references in the prospectus are updated accordingly.

REORGANIZATION OF AN INVESTMENT PORTFOLIO

The Board of Trustees of ING Investors Trust has approved a proposal to reorganize the **ING PIMCO Total Return Bond Portfolio (Class S)** (the "Merging Portfolio") with and into the **ING Intermediate Bond Portfolio (Class S)** (the "Surviving Portfolio"). The proposed reorganization is subject to approval by the shareholders of the Merging Portfolio. If shareholder approval is obtained, it is expected the reorganization will be **effective on or about the close of business on March 21, 2014.**

Prior to the reorganization, the ING PIMCO Total Return Bond Portfolio will be renamed the ING Total Return Bond Portfolio and change its investment subadviser to ING Investment Management Co. LLC effective on or about the close of business on February 4, 2014.

On the effective reorganization date noted above, a shareholder of the Merging Portfolio will become a shareholder of the Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

Prior to the reorganization, you may reallocate your contract value in the Merging Portfolio to another investment portfolio or fixed option currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Merging Portfolio on the reorganization date will be placed in the Surviving Portfolio. Unless you provide us with alternative allocation instructions, after the reorganization date all future allocations directed to the Merging Portfolio will be automatically allocated to the Surviving Portfolio. You may provide alternative instructions by calling our Customer Service Center.

As of the date noted above, all references in the prospectus to the Merging Portfolio are deleted. For more information please refer to your prospectus or call our Customer Service Center.

ADDITIONAL INVESTMENT PORTFOLIO CHANGES

Effective on or about the close of business on February 7, 2014, the following portfolio will be added as an available investment option under your contract:

ING Intermediate Bond Portfolio (Class S)
> **Investment Objective:** Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
> **Investment Adviser:** ING Investments, LLC
> **Investment Subadviser:** ING Investment Management Co. LLC